UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 2-E

REPORT PURSUANT TO RULE 609 OF REGULATION E

1.	Name of issuer: Blackhawk Capital Group BDC, Inc. ("Blackhawk")

2.	Name of underwriters:

(a)	Bentley Securities Corporation; and
(b)	Direct Access Partners.

3.	Date of this report: January 21, 2010.

4.	(a)	Date offering commenced: January 5, 2010.
(b)	Date offering completed: January 21, 2010 (terminated).
(c)	If offering has not commenced, state reasons briefly: N/A.

5.	(a)	Total number of shares or other units offered hereunder: 1,000,000.
(b)	Number of such shares or other units sold from commencement of offering to date: 0.
(c)	Number of such shares or other units still being offered: 0.

6.	(a)	Total amount received from public from commencement of offering to date: $0.
(b)	Underwriting discount allowed: 10%. No placement agent fees were paid as no shares of common stock have been sold.
(c)	Expenses paid to or for the account of the underwriter: $0.
(d)	Other expenses paid to date by or for the account of the issuer:
(1)	Legal (including organization): $0.
(2)	Accounting: $0.
(3)	Printing and advertising: $0.
(4)	Other: $0.
(e)	Total costs and expenses ((b), (c) and (d)): $0.
(f)	Proceeds to issuer after above deductions ((a) minus (e)): $0.

7.	State briefly the nature and extent of each type of the issuer’s principal activities to date:

Blackhawk to date has filed a Form N-54A Notification with the SEC electing to become a business development company under Section 54 of the Investment Company Act of 1940, is actively reviewing eligible portfolio companies for prospective investment and has retained Barak Asset Management LLC as investment adviser.  To date, Blackhawk has made one investment in MacroMarkets LLC.

8.
State whether the offering has been discontinued, and if so, state the date and describe briefly the reasons for such discontinuance:  The offering was terminated on January 21, 2010.  No shares were sold in the offering.  The offering was terminated due to adverse market conditions for raising capital in a Regulation E offering faced by Blackhawk and the placement agents.

9.	The offering had no minimum and had a maximum of $5,000,000.

10.
List the names and addresses of all brokers and dealers who have, to the knowledge of the issuer or underwriters, participated in the distribution of the securities offered during the period covered by this report:

The following were the placement agents for the offering:

(a)	Direct Access Partners, 14 Wall Street, 18th Floor, New York, New York 10005; and
(b)	Bentley Securities Corporation, 360 Lexington Avenue, 3rd Floor, New York, New York 10017.

Instruction.  In reports made subsequent to the initial report, the information need be given only with respect to persons not previously reported.

Dated: January 21, 2010	BLACKHAWK CAPITAL GROUP BDC, INC.

	By:	/s/	Craig A. Zabala
		Name:	Craig A. Zabala
		Title:	Chairman, President and
Chief Executive Officer